







Filed by United Community Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: ANB Holdings, Inc.
Commission File No .:001-35095
Date: March 20, 2025

United Together

Merger News:

Key transaction milestone dates*:

• May 1, 2025: Legal close

• July 14, 2025: Conversion

*subject to regulatory approval

HOW LEADERS LEARN
Welcome to SLC 2025!
United Community

2025 Spring Leadership Conference

United's Culture: Who We Are

We were proud to host 200 United Community leaders last week at our annual Spring Leadership Conference in our Greenville, SC headquarters.

The theme this year was "How Leaders Learn." Leadership panels and individual speakers shared their own experiences, and the audience was given a chance to ask live questions throughout the event.

Special thanks to Ginger and Amy for attending this year's SLC!

 

HR News:

Legal Close Payroll Update:

In response to several inquiries, we would like to provide a clear outline of the payroll schedule leading up to and following legal close:

- **American National Bank Payroll**: Payments will be processed by American National Bank for time worked from **April 16th – April 30th** and disbursed on the regular payroll date of **May 2nd**.
- **United Community Payroll**: United Community HR will handle payroll for **May 1st – May 15th** with payments issued on **May 15th**.

Please be aware that benefit deductions for benefits effective May 1st and 401(k) contributions will be deducted from the May 15th payroll. More to come on benefit and 401(k) enrollment in April.

Thank you for your attention to this important update. If you have any questions, please do not hesitate to contact UnitedTogether_Questions@ucbi.com.





IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

In connection with the Merger, United filed with the SEC a registration statement on Form S-4 on January 24, 2025, which was declared effective on February 6, 2025, that includes a proxy statement of ANB Holdings to be sent to ANB Holdings' shareholders seeking their approval of the Merger Agreement. The registration statement also contains the prospectus of United to register the shares of United common stock to be issued in connection with the Merger. INVESTORS AND SHAREHOLDERS OF ANB HOLDINGS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT UNITED, ANB HOLDINGS AND THE MERGER.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC's website (www.sec.gov). You are also able to obtain these documents, free of charge, from United at the "Investor Relations" section of United's website at www.ucbi.com or from ANB Holdings at www.americannationalbank.com. Copies of the definitive proxy statement/prospectus are also available, free of charge, by contacting United Community Banks, Inc., 200 East Camperdown Way, Greenville, South Carolina 29601, Attn: Jefferson Harralson, Telephone: (864) 240-6208, or ANB Holdings, Inc., 4301 North Federal Highway, Oakland Park, Florida 33308, Attn: Ginger Martin, Telephone: (954) 267-8108.

PARTICIPANTS IN THE TRANSACTION

United, ANB Holdings and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from ANB Holdings' shareholders in favor of the approval of the Merger Agreement. Information about such directors and executive officers of United and their direct or indirect interests, by security holdings or otherwise, can be found under the headings "Director Compensation," "Director Independence," "Executive Compensation," and "Security Ownership" in United's definitive proxy statement in connection with its 2024 annual meeting of shareholders, as filed with the SEC on April 2, 2024 (available at: https://www.sec.gov/Archives/edgar/data/857855/000110465924042444/tm248368d7_def14a.htm), and other documents subsequently filed by United with the SEC. To the extent holdings of United common stock by its directors or executive officers have changed since the amounts set forth in United's definitive proxy statement in connection with its 2024 annual meeting of shareholders, such changes have been or will be reflected in filings with the SEC on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership) or Form 5 (Annual Statement of Beneficial Ownership of Securities) (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form-cat2&ciks=0000857855&entityName=UNITED%2520COMMUNITY%2520BANKS%2520INC%2520(UCB%252C%2520UCB-PI)%2520(CIK%25200000857855)). Further information regarding the direct or indirect interests of the directors and executive officers of United, along with information about the directors and executive officers of ANB Holdings and their direct or indirect interests and information regarding the interests of other persons who may be deemed participants in the solicitation, may be obtained by reading the proxy statement/prospectus regarding the Merger. Free copies of this document may be obtained as described above.

